UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-41559

NWTN Inc.

(Translation of registrant’s name into English)

Office 114-117, Floor 1,

Building A1,

Dubai Digital Park, Dubai Silicon Oasis,

Dubai, UAE

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Termination of a Material Definitive Agreement.

As previously disclosed, on July 15, 2025, NWTN Inc., a Cayman Islands exempted company (“NWTN”), entered into a share purchase agreement (the “SPA”) with SEET LLC., a company duly organized and existing under the laws of United Arab Emirates (“SEET”). On July 18, 2025, NWTN and SEET mutually agreed to terminate the SPA, effective immediately, pursuant to Section 12.1(a) thereof.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 18, 2025

NWTN Inc.

By:	/s/ Benjamin Bin Zhai
Name:	Benjamin Bin Zhai
Title:	Chief Executive Officer

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